Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

1,392,757 Shares in the Aggregate of its Series A and Series B Preferred Stock

At a Purchase Price of $14.36 Per Share

by

PROSPER MARKETPLACE, INC.

JUNE 18, 2014

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, AT THE END OF THE DAY ON JULY 16, 2014,
UNLESS PROSPER EXTENDS THE OFFER.

Prosper Marketplace, Inc. a Delaware corporation (“Prosper,” “we” or “us”), is offering to purchase for cash 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01, and its Series B Preferred Stock, par value $0.01 per share (together with the Series A Preferred Stock, the “Shares”), upon the terms and subject to the conditions set forth in this document and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).  We will pay a purchase price of $14.36 per share net to you in cash, less applicable estimated withholding taxes and without interest, for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares so tendered. We will purchase all Shares properly tendered and not properly withdrawn on the terms and subject to the conditions of the Offer, including the conditional tender and proration provisions.  We reserve the right, in our sole discretion, to purchase more than 1,392,757 Shares in the Offer, subject to applicable law.  We will not purchase Shares that we do not accept for purchase because of proration provisions or conditional tenders.  We will return any Shares we do not purchase in the Offer to the tendering stockholders at our expense promptly after the expiration of the Offer.  See Section 1.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions.  See Section 7.

IMPORTANT

If you wish to tender all or any part of your Shares, you must do the following before the Offer expires: complete and sign the related letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your stock certificates, to us.  If you desire to tender your Shares but (1) your stock certificates are not immediately available or cannot be delivered to us by the expiration of the Offer, or (2) you cannot deliver the other required documents to us by the expiration of the Offer, you must tender your Shares according to the guaranteed delivery procedure described in Section 3.

The Board of Directors of Prosper (the “Board of Directors” or “Board”) has approved the Offer.  However, neither Prosper nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares.  You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender  In doing so, you should read carefully the information in this offer to purchase for cash and in the related letter of transmittal, including our reasons for making the Offer.  See Section 2.  Our directors and executive officers may, in their sole discretion, tender Shares owned or controlled by them in the Offer. See Section 11.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this offer to purchase for cash.  Any representation to the contrary is a criminal offense.

The Shares have not been registered and there is no established trading market for the Shares.  See Section 8.

You may direct questions and requests for assistance to us, at the address or telephone number set forth on the back cover page of this document.  You may also direct requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer.  We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase for cash or in the related letter of transmittal.  If given or made, you must not rely upon any such recommendation, information or representation as having been authorized by us.

We are not making the Offer to (nor will we accept any tender of Shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares would not be in compliance with the laws of such jurisdiction.  However, we may, at our discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.

TABLE OF CONTENTS

		Page

SUMMARY TERM SHEET		1

FORWARD-LOOKING STATEMENTS		5

THE OFFER		7

1	Number of Shares; Proration.	7

2	Purpose of the Offer; Certain Effects of the Offer; Other Plans.	8

3	Procedures for Tendering Shares.	10

4	Withdrawal Rights.	13

5	Purchase of Shares and Payment of Purchase Price.	13

6	Conditional Tender of Shares.	14

7	Conditions of the Offer.	15

8	Price Range of Shares.	17

9	Source and Amount of Funds.	17

10	Information About Prosper.	17

11	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements.	18

12	Effects of the Offer on the Market for Shares; Registration under the Exchange Act.	23

13	Legal Matters; Regulatory Approvals.	23

14	Material U.S. Federal Income Tax Consequences.	24

15	Extension of the Offer; Termination; Amendment.	26

16	Fees and Expenses.	27

17	Miscellaneous.	27

- i -

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights the most material terms of the proposed Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in the body of this offer to purchase for cash.  We urge you to read the entire offer to purchase for cash and the related letter of transmittal because they contain the full details of the Offer.  We have included references to the sections of this document where you will find a more complete discussion.  Unless otherwise indicated, references to Shares are to shares of our Series A and Series B preferred stock, and not to any other securities.

The following are answers to some of the questions you, as a Series A and/or Series B preferred stockholder of Prosper, may have about the Offer.

Who is offering to purchase my Shares?

Prosper Marketplace, Inc. is offering to purchase your Shares.

What will the purchase price for the Shares be?

The purchase price will be $14.36 per Share. We will pay the purchase price in cash, without interest, for all the Shares we purchase under the Offer.  See Section 1.

How many Shares will Prosper purchase?

We will purchase 1,392,757 Shares properly tendered in the Offer, or such fewer number of Shares as are properly tendered and not properly withdrawn prior to the Expiration Date (as defined below).  The 1,392,757 Shares represent approximately 6.29% of the outstanding Shares (on an as-converted to common stock basis) as of May 31, 2014, approximately 5.15% of our outstanding preferred stock (on an as-converted to common stock basis) as of May 31, 2014 and approximately 3.40% of our combined outstanding preferred stock (on an as-converted to common stock basis) and outstanding common stock as of May 31, 2014.  The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions.  See Section 1 and Section 7.

What will happen if more than 1,392,757 Shares are tendered?

If more than 1,392,757 Shares are tendered, we will purchase all Shares tendered on a pro rata basis, except for Shares that were conditionally tendered and for which the condition was not satisfied.  See Section 1.

What will be the form of payment of the purchase price?

If we purchase your Shares in the Offer, we will pay the purchase price, net to you in cash, less any applicable estimated withholding taxes and without interest, for all of your Shares that we purchase pursuant to the Offer.  We will pay the purchase price promptly after the Offer expires, but under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Section 1 and Section 5.

How will Prosper pay for the Shares?

We anticipate that we will purchase Shares tendered in the Offer and pay the related fees and expenses with cash on hand.  See Section 9.

How long do I have to decide whether to tender my Shares?

You may tender your Shares until the Offer expires.  The Offer will expire at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless extended (such date and time, as the same may be extended, the “Expiration Date”).  See Section 1.  We may choose, but are not required, to extend the Offer for any reason, subject to applicable laws.  See Section 15.

Do I have to tender my Shares in any particular order?

No. You may tender Series A Preferred Stock or Series B Preferred Stock in any proportion or amount that you choose.

If I tender my Shares will it have an effect on any other securities of Prosper that I hold?

Possibly. Stockholders who hold shares of our Series A-1 Preferred Stock and tender Shares of Series A Preferred Stock will be required, pursuant to that certain Amended and Restated Investors’ Rights Agreement by and among Prosper and the persons and entities listed on Exhibit A thereto, dated May 15, 2014, to convert to common stock 1.05 shares of such stockholder’s shares of our Series A-1 Preferred Stock (rounded up to the nearest whole share) for every Share of Series A Preferred Stock that is purchased by us. Therefore, a stockholder who holds Series A-1 Preferred Stock and who tenders 205 shares of Series A Preferred Stock pursuant to the Offer and has all of such Shares purchased by us would be required to convert 216 shares (205 x 1.05 = 215.25, to be rounded up to the nearest whole number) of its Series A-1 Preferred Stock to common stock at the time of the purchase.

Can the Offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the Offer in our sole discretion.  If we extend the Offer, we will delay the acceptance of any Shares that have been tendered.  We can terminate the Offer under certain circumstances.  See Section 7 and Section 15.

How will I be notified if Prosper extends the Offer or amends the terms of the Offer?

We will make a public announcement no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date if we decide to extend the Offer.  We will announce any amendment to the Offer by making a public announcement of the amendment.  See Section 15.

What is the purpose of the Offer?

We believe that the repurchase of Shares is consistent with our long-term goal of maximizing stockholder value.  Our Board of Directors, with the assistance of management, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile and prospective capital requirements.  Furthermore, the Offer represents the opportunity for us to return cash to stockholders who elect to tender their Shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.  See Section 2 and Section 10.

Are there any conditions to the Offer?

Yes.  The Offer is subject to conditions, including the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions.  See Section 7.

How do I tender my Shares?

The Offer will expire at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless we extend the Offer.  To tender your Shares prior to the expiration of the Offer you must deliver your stock certificate(s) and a properly completed and duly executed letter of transmittal to us at the address appearing on the back cover page of this document.  You should contact us if you need assistance.  See Section 3 and the instructions to the related letter of transmittal.

Please note that we will not purchase your Shares in the Offer unless we receive the required documents prior to the expiration of the Offer.

Can I tender Shares subject to the condition that a specified number of my Shares must be purchased?

Yes, you may tender your Shares subject to this condition by following certain procedures described in Section 6.  See also Section 1 (regarding priority of Shares to be purchased in the Offer).

Once I have tendered Shares in the Offer, can I withdraw my tender?

You may withdraw any Shares you have tendered at any time before the expiration of the Offer, which will occur at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless we extend the Offer, in which case you may withdraw until the latest date to which we extend the Offer.  If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares on or after August 13, 2014.  See Section 4.

How do I withdraw Shares I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of your withdrawal with the required information to us at the address appearing on the back cover page of this document.  Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares.  Some additional requirements apply if the stock certificates to be withdrawn have been delivered to us.  See Section 3 and Section 4.

Has Prosper or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer.  However, neither Prosper nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares.  You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender.  In so doing, you should read carefully the information in this offer to purchase for cash and in the related letter of transmittal, including our reasons for making the Offer.  See Section 2.

Do the directors and executive officers of Prosper intend to tender any Shares in the Offer?

Our directors and executive officers have advised us that they may, in their sole discretion, tender Shares owned or controlled by them in the Offer.  If we complete the Offer, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase while the proportional holdings of our directors and executive officers who do participate in the Offer will decrease.  However, subject to applicable law, our directors and executive officers may, regardless of whether or not they participate in the Offer, subsequently sell their Shares in open market transactions at prices that may or may not be more favorable than the purchase price we will pay stockholders who tender Shares in the Offer.  See Section 11.

If I decide not to tender, how will the Offer affect my Shares?

Stockholders who choose not to tender will own a greater percentage interest in our outstanding preferred stock immediately following the consummation of the Offer.  See Section 12.

When will Prosper pay for the Shares I tender?

We will pay the purchase price, net to you in cash, less applicable estimated withholding taxes and without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment; provided, however, that, if proration is required, we do not expect to announce the results of the proration and begin paying for tendered Shares until at least five (5) business days after the Expiration Date.  See Section 5.

What are the U.S. federal income tax consequences if I tender my Shares?

Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the Shares you tender.  The receipt of cash for your tendered Shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered Shares or (2) a distribution from us in respect of our stock.  Different consequences could arise if you acquired your Shares through the exercise of employee stock options (or otherwise as compensation) or are otherwise subject to special treatment under the U.S. federal income tax laws.  You should consult your tax advisor as to the particular consequences to you of participation in the Offer in light of your specific circumstances.  See Section 14.

Will I have to pay any stock transfer tax if I tender my Shares?

If you instruct us in the letter of transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax.  See Section 5.

Whom can I talk to if I have questions?

We can help answer your questions.  If you have questions about the offer or need help completing the documents please call Sachin Adarkar at (415) 593-5433.

FORWARD-LOOKING STATEMENTS

This offer to purchase for cash, the documents incorporated by reference and other written reports and oral statements made from time to time by Prosper Marketplace, Inc. may contain forward-looking statements.  These statements are based on the current expectations and beliefs of our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology.  Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of Prosper’s management, expressed in good faith and is believed to have a reasonable basis.  Nevertheless, there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

•	Prosper’s compliance with applicable local, state and federal law, including the Investment Advisers Act of 1940, the Investment Company Act of 1940 and other laws;

•	potential efforts by state regulators or litigants to characterize Prosper, rather than WebBank, as the lender of the loans originated through the platform;

•	the application of federal and state bankruptcy and insolvency laws to borrowers and to Prosper;

•	the resolution of pending litigation involving Prosper, including any state or federal securities litigation;

•	strategic alternatives and transactions with respect to our business and the timing, likelihood and outcome thereof;

•	our implementation of any distribution of a portion of our cash resources to stockholders or our failure to implement any such distribution;

•	our ability to continue operations and our estimates for future performance and financial position of the Company;

•	our business strategies and plans; and

•	other economic, business, competitive, and/or regulatory factors affecting our business and the market we serve generally.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.  Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this offer to purchase, including the factors described in our Annual Report on Form 10-K for the year ended December 31, 2013, our Quarterly Report on Form 10-Q for the period ending March 31, 2014 and Current Reports on Form 8-K and other SEC filings.  Prosper is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements.

INTRODUCTION

To the Holders of our Series A Preferred Stock and Series B Preferred Stock:

We invite our stockholders to tender shares of our Series A Preferred Stock, par value $0.01 per share, and Series B Preferred Stock, par value $0.01 per share, (together, “Shares”) for purchase by us.  Upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, we are offering to purchase 1,392,757 Shares at a price of $14.36 per share, net to the seller in cash, less applicable estimated withholding taxes and without interest.

We will acquire all Shares that we purchase in the Offer at the same purchase price.  However, because of the proration and conditional tender provisions described in this offer to purchase, we may not purchase all of the Shares tendered if more than the number of Shares we seek are properly tendered.  We will return tendered Shares that we do not purchase to the tendering stockholders at our expense promptly after the expiration of the Offer.  See Section 1.

We reserve the right to purchase more than 1,392,757 Shares pursuant to the Offer, subject to certain limitations and legal requirements.  See Section 1.

The Offer will expire at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless extended.  We may, in our sole discretion, extend the period of time in which the Offer will remain open.

We will pay the purchase price, net to the tendering stockholders in cash, less applicable estimated withholding taxes and without interest, for all Shares that we purchase.  Tendering stockholders whose Shares are registered in their own names and who tender directly to us will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the letter of transmittal, stock transfer taxes on the purchase of Shares by us under the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions.  See Section 7.

Our Board of Directors has approved the Offer.  However, neither Prosper nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares.  You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender.  In doing so, you should read carefully the information in this offer to purchase for cash and the related letter of transmittal, including our reasons for making the Offer.  See Section 2.  Our directors and executive officers may, in their sole discretion, tender Shares owned or controlled by them in the Offer. See Section 11.

If, at the Expiration Date, more than 1,392,757 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will buy Shares on a pro rata basis from all stockholders who tender and do not properly withdraw Shares before the Expiration Date, other than stockholders who tender conditionally and whose conditions are not satisfied.

We may not purchase all of the Shares tendered pursuant to the Offer.  See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

Section 14 of this offer to purchase for cash describes the material U.S. federal income tax consequences of a sale of Shares under the Offer.

As of May 31, 2014, we had issued and outstanding approximately 13,897,201 shares of our common stock, 27,037,840 shares of our preferred stock (on an as-converted to common stock basis) and 22,156,886 Shares (on an as-converted to common stock basis).  The 1,392,757 Shares that we are offering to purchase represent approximately 6.29% of the Shares then outstanding (on an as-converted to common stock basis), approximately 5.15% of the shares of our preferred stock then outstanding (on an as-converted to common stock basis) and 3.40% of the shares of our common stock and preferred stock then outstanding (on an as-converted to common stock basis).  Neither our common stock nor our preferred stock has been registered and there is no established trading market for the Shares.  See Section 8.

THE OFFER
1.	Number of Shares; Proration.

General.  Upon the terms and subject to the conditions of the Offer, we will purchase 1,392,757 Shares, or such fewer number of Shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price of $14.36 per Share, net to the seller in cash, less applicable estimated withholding taxes and without interest.

The Offer will expire at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open.  See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.  In accordance with the rules of the SEC, we may, and we expressly reserve the right to, purchase under the Offer an additional number of Shares not to exceed 2% of outstanding Shares (or 443,137 Shares).  See Section 15.  The proration period and, except as described herein, withdrawal rights, expire on the Expiration Date.

If we:

•	increase or decrease the per Share price to be paid;

•	increase the number of Shares being sought in the Offer and this increase in the number of Shares sought exceeds 2% of outstanding Shares (or 443,137 Shares); or

•	decrease the number of Shares being sought; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that we first publish, send or give notice in the manner specified in Section 15 of any such increase or decrease, we will extend the Offer until the expiration of ten (10) business days from such date.  For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York time.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions.  See Section 7.

We may not purchase all of the Shares tendered at the purchase price because of proration provisions or conditional tenders.  We will return to the tendering stockholders Shares that we do not purchase in the Offer at our expense promptly after the Expiration Date.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if greater than 1,392,757 Shares, or such greater number of Shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase properly tendered Shares in the following order of priority:

First, subject to the conditional tender provisions described in Section 6, we will purchase all Shares tendered on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional Shares, as described below.

Second, only if necessary to permit us to purchase 1,392,757 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law), Shares conditionally tendered (for which the condition was not initially satisfied), will, to the extent feasible, be selected for purchase by random lot.

If the Offer is over-subscribed, we may not purchase all of the Shares that a stockholder tenders in the Offer.  It is also possible that we will not purchase any of the Shares conditionally tendered.

Proration.  In the event the Offer is over-subscribed by tendering stockholders, Shares tendered will be subject to proration.  If proration of tendered Shares is required, we will determine the proration factor as soon as practicable following the Expiration Date. Subject to rounding adjustment to avoid the purchase of fractional Shares and subject to the provisions governing conditional tenders described in Section 6 of this offer to purchase, proration for each stockholder that tenders Shares will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders.  This means if more than 1,392,757 Shares are tendered, then the number of Shares purchased will be adjusted accordingly. For example: If 2,000,000 Shares are tendered, then approximately 69.6% of each stockholder's tendered Shares will be purchased (i.e., a stockholder tendering 1,000 Shares would have 696 of them purchased).

Because of the potential difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the conditional tender provisions, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased under the Offer until at least five (5) business days after the Expiration Date.  The preliminary results of any proration will be announced by us promptly after the Expiration Date.  Stockholders may obtain preliminary proration information from us.

As described in Section 14, the number of Shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender Shares.

We will mail this offer to purchase for cash and the related letter of transmittal to record holders of Shares as of June 18, 2014.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans.

Purpose of the Offer.

Our Board of Directors, with the assistance of management, has evaluated our operations, financial condition, capital needs, strategy, and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile and prospective capital requirements.  The Offer represents the opportunity for us to return cash to stockholders who elect to tender Shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.  As a result, our Board believes that the Offer is an appropriate use of capital and an efficient means to provide value to our stockholders.

In determining the size and number of Shares to purchase in the Offer, the Board of Directors, with the assistance of outside advisors, considered a broad range of factors, including our financial condition, operations, resources and business prospects, and our desire for future financial flexibility.  The Board also considered risks and uncertainties, including the potential for favorable and unfavorable developments relating to our business.

After the completion of the Offer, we expect to have sufficient cash to meet our cash needs for normal operations, anticipated capital expenditures and acquisition opportunities that may arise.  See Section 9.

Neither Prosper nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares.  We have not authorized any person to make any recommendation.  Stockholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender Shares, and, if so, how many Shares to tender.  Our directors and executive officers may, in their sole discretion, tender Shares owned or controlled by them in the Offer. See Section 11.

Certain Effects of the Offer.

Stockholders who do not tender their Shares pursuant to the offer and stockholders who otherwise retain an equity interest in us as a result of a partial tender of Shares or a proration will continue to be owners of us.  As a result, those stockholders will likely realize a proportionate increase in their relative equity interest in us and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares and our reduced public float.

We can give no assurance that we will not issue additional Shares or other equity interests in the future.  Stockholders may be able to sell non-tendered Shares in the future at a net price which may be significantly higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his, her or its Shares in the future, which price may be higher or lower than the purchase price paid by us in the Offer.

Stockholders who hold shares of our Series A-1 Preferred Stock and tender Shares of Series A Preferred Stock will be required, pursuant to that certain Amended and Restated Investors’ Rights Agreement by and among Prosper and the persons and entities listed on Exhibit A thereto, dated May 15, 2014, to convert to common stock 1.05 shares of such stockholder’s shares of our Series A-1 Preferred Stock (rounded up to the nearest whole share) for every Share of Series A Preferred Stock that is purchased by us. Therefore, a stockholder who holds Series A-1 Preferred Stock and who tenders 205 shares of Series A Preferred Stock pursuant to the Offer and has all of such Shares purchased by us would be required to convert 216 shares (205 x 1.05 = 215.25, to be rounded up to the nearest whole number) of its Series A-1 Preferred Stock to common stock at the time of the purchase.

Our directors and executive officers have advised us that they may, in their sole discretion, tender Shares owned or controlled by them in the Offer.  If we complete the Offer, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase while the proportional holdings of our directors and executive officers who do participate in the Offer will decrease.  However, subject to applicable law, our directors and executive officers may, regardless of whether or not they participate in the Offer, subsequently sell their Shares in transactions at prices that may or may not be more favorable than the purchase price we will pay stockholders who tender Shares in the Offer.  See Section 11.

We may in the future purchase Shares in private transactions, tender offers, or otherwise.  Any of these purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer.  However, Rule 13e-4 under the Exchange Act, generally prohibits us and our affiliates from purchasing any Shares, other than through the Offer, until the expiration of at least ten (10) business days after the expiration or earlier termination of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.  Any possible future purchases by us will depend on many factors, including the fair market value of our common stock, the results of the Offer, our business and financial position, and general economic and market conditions.

Shares acquired pursuant to the Offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further stockholder action, except as required by applicable law or our Amended and Restated Certificate of Incorporation, for various purposes including, without limitation, acquisitions of other businesses, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.  We have no current plans for issuance of the Shares purchased in the Offer.

Other Plans.  Except as described in this offer to purchase for cash, including those documents filed with the SEC and incorporated by reference herein, we currently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on our Board of Directors or to change any material term of the employment contract of any of our executive officers;

•	any other material change in our corporate structure or business;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

Notwithstanding the foregoing, as part of our long-term corporate goal of increasing stockholder value, we have regularly considered alternatives to enhance stockholder value, including repurchases of our shares, modifications of our dividend policy, strategic investments, acquisitions and business combinations, and we intend to continue to consider alternatives to enhance stockholder value.  Except as otherwise disclosed in this offer to purchase for cash, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For stockholders to properly tender Shares under the Offer, either (1) or (2) below must happen:

(1) We must receive all of the following before 12:00 midnight, New York time, at the end of the day on the Expiration Date at the address on the back page of this offer to purchase for cash:

•	the certificates representing the tendered Shares;

•	a properly completed and duly executed letter of transmittal, including any required signature guarantees; and

•	any other documents required by the letter of transmittal.

(2) The tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If you tender your Shares directly to us, you will not have to pay any brokerage commissions.  If you hold Shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your Shares through the broker or bank.

Signature Guarantees.  Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses), which is a participant in the Securities Transfer Agents Medallion Program.  Signatures on a letter of transmittal need not be guaranteed if the letter of transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the stock certificates tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal.

If a stock certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made or delivered to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

We will make payment for Shares tendered and accepted for payment under the Offer only after we timely receive (i) stock certificates, (ii) a properly completed and duly executed letter of transmittal, and (iii) any other documents required by the letter of transmittal.

Method of Delivery.  The method of delivery of all documents, including stock certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder.  If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

All deliveries made in connection with the Offer, including the letter of transmittal and certificates for Shares, must be made to us.  Any documents not delivered to us will not be deemed to be properly tendered.

Guaranteed Delivery.  If you want to tender your Shares, but your stock certificates are not immediately available or you cannot deliver the stock certificates to us before the Expiration Date or if time will not permit all required documents to reach us before the Expiration Date, you may nevertheless tender your Shares, provided that you satisfy all of the following conditions:

•	you make the tender by or through an eligible guarantor institution;

•	we receive by mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this offer to purchase for cash, specifying the price at which you are tendering Shares, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	we receive the stock certificates, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, within three business days after the date of receipt by us of the notice of guaranteed delivery.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine, in our sole discretion, all questions as to the number of Shares that we will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and, subject to any order or decision by a court of competent jurisdiction, our determination will be final and binding on all parties.  We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful.  We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder, and, subject to any order or decision by a court of competent jurisdiction, our interpretation of the terms of the Offer will be final and binding on all parties.  No tender of Shares will be deemed to have been properly made until the stockholder cures, or we waive, all defects or irregularities.  Neither Prosper nor any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Return of Unpurchased Shares.  We will return certificates for unpurchased Shares promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, as applicable, without expense to the stockholder.

U.S. Federal Backup Withholding Tax.  Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury unless the stockholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) to us and provides the required certifications under penalties of perjury or otherwise establishes an exemption.  Therefore, tendering stockholders should complete and sign the Substitute Form W-9 included as part of the related letter of transmittal in order to provide the information and certifications necessary to avoid backup withholding, unless the stockholder otherwise establishes to our satisfaction that the stockholder is not subject to backup withholding.  In order for a Non-U.S. Holder to establish that it is not subject to backup withholding, that stockholder must submit a Form W-8BEN, Form W-8BEN-E or other applicable form, signed under penalties of perjury, instead of the Substitute Form W-9.  Tendering stockholders can obtain the applicable forms from us.  See Instruction 12 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer.

U.S. Federal Tax Withholding for Non-U.S. Holders.  Gross proceeds payable pursuant to the Offer to a Non-U.S. Holder or his, her or its agent will be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder).  In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to us, before the payment, a properly completed and executed IRS Form W-8BEN, W-8BEN-E or other applicable form, certifying under penalties of perjury that such foreign stockholder is eligible for a reduced rate of withholding on dividends under the applicable treaty.  Such forms can be obtained from us.  In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to us, before the payment, a properly executed IRS Form W-8BEN or W-8BEN-E claiming such exemption.  Such forms can be obtained from us.

A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and Prosper withheld at a higher rate.  Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of the material U.S. federal income tax consequences to tendering stockholders, See Section 14.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.  A tender of Shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to us that:

•	you have a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Exchange Act;

•	you have full power and authority to tender, sell, assign and transfer the Shares tendered;

•	when and to the extent we accept the Shares for purchase, we will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the Shares will not be subject to any adverse claims or rights; and

•	your tender of Shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering has a net long position equal to or greater than the amount tendered:

•	in our Shares or in securities immediately convertible into, or exchangeable or exercisable for, our Shares; and

•	in our Shares and will deliver or cause to be delivered the Shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of Shares you tender under the Offer will constitute a binding agreement between you and us upon the terms and conditions of the Offer.

Lost or Destroyed Certificates.  Stockholders whose stock certificate for part or all of their Shares has been lost, stolen, misplaced or destroyed may contact us for instructions as to obtaining a replacement stock certificate.  That stock certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for Shares that are tendered and accepted for payment.  We urge stockholders to contact us immediately in order to permit timely processing of this documentation.

4.	Withdrawal Rights.

Stockholders may withdraw Shares tendered under the Offer at any time prior to the Expiration Date.  Thereafter, such tenders are irrevocable, except that they may also be withdrawn on or after August 13, 2014, unless the Shares have been accepted for payment as provided in this offer to purchase for cash.

For a withdrawal to be effective, we must timely receive a written or facsimile transmission notice of withdrawal at the address set forth on the back cover page of this offer to purchase for cash.  Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares that the stockholder wishes to withdraw and the name of the registered holder of the Shares.  If the stock certificates to be withdrawn have been delivered or otherwise identified to us, then, before the release of the stock certificates, the serial numbers shown on the stock certificates must be submitted to us and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution.

We will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in our sole discretion, and, subject to any order or decision by a court of competent jurisdiction, such determination will be final and binding on all parties.  Neither Prosper nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and we will deem any Shares that a stockholder properly withdraws not properly tendered for purposes of the Offer, unless the stockholder properly re-tenders the withdrawn Shares before the Expiration Date by following the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will accept for payment and pay for, and thereby purchase, Shares properly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, Shares that are properly tendered and are not properly withdrawn, subject to the proration and conditional tender provisions of the Offer, only when, as and if we give oral or written notice of our acceptance of the Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for payment and pay a single per Share purchase price equal to $14.36 per Share for 1,392,757 Shares, subject to increase or decrease as provided in Section 1, if properly tendered and not properly withdrawn, or such fewer number of Shares as are properly tendered and not properly withdrawn.

We will pay for Shares that we purchase under the Offer by directly transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until at least five (5) business days after the Expiration Date.  Shares tendered and not purchased, including all Shares that we do not accept for purchase due to proration or conditional tenders, will be returned to the tendering stockholder, at our expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders.  Under no circumstances will we pay interest on the purchase price regardless of any delay in making the payment.  If certain events occur, we may not be obligated to purchase Shares under the Offer.  See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased under the Offer.  If, however,

•	payment of the purchase price is to be made to any person other than the registered holder,

•	certificate(s) for Shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such Shares, or

•	tendered certificates are registered in the name of any person other than the person signing the letter of transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.  See Instruction 9 of the letter of transmittal.

6.	Conditional Tender of Shares.

In the event of an over-subscription of the Offer, Shares tendered prior to the Expiration Date will be subject to proration.  See Section 1.  As discussed in Section 14, the number of Shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender.  The conditional tender alternative is made available so that a stockholder may seek to structure our purchase of Shares in the Offer from the stockholder in a manner that the transaction would be treated as a sale of the Shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes.  Accordingly, a stockholder may tender Shares subject to the condition that we must purchase a specified minimum number of the stockholder’s Shares tendered pursuant to a letter of transmittal if we purchase any Shares tendered.  Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the letter of transmittal and indicate the minimum number of Shares that we must purchase if we purchase any Shares.  We strongly urge stockholders to consult with their own financial and tax advisors.

After the Expiration Date, if more than 1,392,757 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration factor based upon all Shares properly tendered, conditionally or unconditionally.  If the effect of this preliminary proration would be to reduce the number of Shares that we purchase from any stockholder below the minimum number specified, the Shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph).  All Shares tendered by a stockholder subject to a conditional tender that are withdrawn as a result of proration will be promptly returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary.  If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of Shares that we purchase to fall below 1,392,757 (or such greater number of Shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the Shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of Shares.  In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased.

7.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after June 18, 2014 and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) and, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the Offer or with acceptance for payment:

•	there shall have been instituted or there shall be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

•	challenges the making of the Offer, the acquisition of some or all of the Shares under the Offer or otherwise relates in any manner to the Offer, or

•	in our reasonable judgment, could materially and adversely affect our business, financial condition, assets, income, operations or prospects or that of any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of us or that of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

•	there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Offer,

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares,

•	materially impair the contemplated benefits of the Offer to us, or

•	materially and adversely affect our business, financial condition, assets, income, operations or prospects, or that of any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries;

•	there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union,

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor,

•	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism,

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States,

•	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), assets, income, operations or prospects or that of any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries, or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates or stockholders;

•	a tender offer or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving Prosper, or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or its respective assets or securities;

•	any change or combination of changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or our stock ownership or any of our subsidiaries, that in our reasonable judgment is or may reasonably be likely to be material and adverse to us or any of our subsidiaries or that otherwise materially impairs in any way the contemplated future conduct of our business or that of any of our subsidiaries; or

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable judgment.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, and may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion, but only based on events occurring or not occurring before the Expiration Date.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time, but only based on events occurring or not occurring before the Expiration Date.  Subject to any order or decision by a court of competent jurisdiction, any determination or judgment by us concerning the events described above will be final and binding on all parties. We note, however that if one of the conditions noted above is triggered and we decide to proceed with the Offer anyway, then depending on the materiality of the waived condition and the number of days remaining in the Offer, we may be required to promptly notify holders of the Shares of the occurrence of such condition and extend the Offer and recirculate new disclosures to holders of Shares.

8.	Price Range of Shares.

The Shares have not been registered and there is no established trading market for the Shares.

9.	Source and Amount of Funds.

Assuming that 1,392,757 Shares are purchased in the Offer at a price of $14.36 per Share, the aggregate purchase price will be approximately $20 million.  We anticipate that we will use cash on hand to purchase all the Shares tendered in the Offer and to pay related fees and expenses, which we estimate to be approximately $100,000.  At May 31, 2014, cash, cash equivalents and marketable securities totaled $87 million.

10.	Information About Prosper.

Prosper Marketplace, Inc. developed and began operating a peer-to-peer online credit platform (the “platform”) in 2006 which permitted borrower members to apply for loans (“Borrower Loans”) and lender members to purchase Notes issued by Prosper, the proceeds of which facilitated the funding of Borrower Loans. In February 2012, Prosper formed Prosper Funding LLC (“Prosper Funding” and, collectively with Prosper, the “Company”) to hold Borrower Loans and issue Notes. Prosper Funding has been organized to operate in a manner that is intended to minimize the likelihood that Prosper Funding would be substantively consolidated with Prosper in a bankruptcy proceeding. Prosper is the sole equity member of Prosper Funding. Prosper Funding commenced operations on February 1, 2013.

On February 1, 2013, Prosper transferred ownership of the platform, including all of the rights related to the operation of the platform, to Prosper Funding. Beginning February 1, 2013, all Notes issued and sold through the platform are issued, sold and serviced by Prosper Funding. At that same time, Prosper Funding assumed all of Prosper’s obligations with respect to all then-outstanding Notes. Pursuant to an Administration Agreement between Prosper and Prosper Funding, Prosper manages all aspects of the platform on behalf of Prosper Funding. Pursuant to a Loan Account Program Agreement between Prosper and WebBank, Prosper manages the operation of the platform, as agent of WebBank, in connection with the submission of loan applications by potential borrowers, the making of related Borrower Loans by WebBank and the funding of such Borrower Loans by WebBank.

Prosper Funding formed Prosper Asset Holdings LLC (“PAH”) in November 2013 as a limited liability company with the sole equity member being Prosper Funding. PAH was formed to purchase whole Borrower Loans from Prosper Funding and sell the Borrower Loans to third parties.

The platform enables borrower members to request and obtain Borrower Loans by posting listings on the platform indicating the principal amount of the desired loan. The Company assigns a rating consisting of letter grades, based in part on the borrower’s credit score, to each member who requested a Borrower Loan (the “Prosper Rating”). Borrower members’ Prosper Rating, credit score range, debt-to-income ratios and other credit data are displayed with their listings and are available for viewing by lender members on an anonymous basis.

Listings are allocated to one of two lender member funding channels: (i) the first channel allows lender members to commit to purchase Notes from the Company, the payments of which are dependent on the payments made on the corresponding Borrower Loan (the “Note Channel”); and (ii) the second channel allows lender members to commit to purchase 100% of a Borrower Loan directly from the Company (the “Whole Loan Channel”). Each time the Company posts a group of listings on the platform, it determines the relative proportions of such listings that will be allocated to the Note Channel and the Whole Loan Channel, respectively, based on the Company’s estimate of the relative overall purchase demand in each channel. The Company then uses a random allocation methodology to allocate individual listings between the two channels based on those proportions. The Company currently posts listings on the platform twice per day on weekdays and once per day on weekends, although the frequency with which the Company posts listings may change in the future. If a listing is not funded through the Whole Loan Channel within the first hour after its posting, the listing will be removed from the Whole Loan Channel and posted to the Note Channel for the remainder of its listing period. Such listing will include a designation indicating that the listing came from the Whole Loan Channel. The Whole Loan Channel was launched in April 2013 and is only available to certain institutional investor lender members approved by the Company that meet the definition of an accredited investor under Regulation D under the Securities Act of 1933, as amended. The Whole Loan Channel is an important and growing part of the Company’s business. Lender members who participate in the Whole Loan Channel are required to enter into loan purchase and loan servicing agreements with the Company that specify the parties’ rights and obligations with regard to the sale of Borrower Loans through the Whole Loan Channel and which name the Company as the servicer of such Borrower Loans.

All Borrower Loans are made by WebBank, an FDIC-insured, Utah-chartered industrial bank, and sold to the Company. WebBank sells the loan to the Company, without recourse to WebBank, in exchange for the principal amount of the Borrower Loan. WebBank does not have any obligation to the purchasers of the Notes or Borrower Loans. The Company verifies the identity of 100% of borrowers using a variety of methods including credit bureau data, other electronic data sources and offline documentary procedures. The Company verifies income and/or employment on a subset of borrowers based on a proprietary algorithm. The intention of the algorithm is to verify income or employment in cases where the self-reported income of the borrower is highly determinative of the borrower’s risk rating.

The Company derives operating revenue from fees paid by WebBank. Upon funding a Borrower Loan, WebBank charges the borrower an origination fee equal to a specified percentage of the principal amount of such Borrower Loan. WebBank, in turn, pays the Company amounts equal to the origination fees as compensation for the Company’s loan origination activities on WebBank’s behalf.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this offer to purchase for cash, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  This offer to purchase for cash incorporates by reference the following documents which have been filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

•	Annual Report on Form 10-K for the year ended December 31, 2013 including the financial statements and the notes related thereto;

•	Quarterly Report on Form 10-Q for the period ending March 31, 2014; and

•	Current Reports on Form 8-K filed with the SEC on April 23, 2014 and May 6, 2014.

You can obtain copies of any document incorporated by reference in this offer to purchase from the SEC’s web site at http://www.sec.gov or from us.  You may request copies of any document from us at no cost by writing us at Prosper Marketplace, Inc., c/o Sachin Adarkar, 101 Second Street, 15th Floor, San Francisco, California 94105 or by telephoning (415) 593-5433.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements.

Interests of Directors and Executive Officers.  As of May 31, 2014, we had issued and outstanding approximately 13,897,201 shares of common stock, 27,037,840 shares of preferred stock (on an as-converted to common stock basis) and 22,156,886 Shares (on an as-converted to common stock basis).  The 1,392,757 Shares that we are offering to purchase pursuant to the Offer represent approximately 6.29% of the outstanding Shares (on an as-converted to common stock basis), approximately 5.15% of the outstanding preferred stock (on an as-converted to common stock basis) and approximately 3.40% of the outstanding preferred stock (on an as-converted to common stock basis) and outstanding common stock, in each case, as of that date.  As of June 18, 2014, our directors and executive officers as a group (8 persons) beneficially owned an aggregate of 12,676,433 Shares, representing approximately 57.21% of the total outstanding Shares (on an as-converted to common stock basis), computed in accordance with the requirements of the SEC described below.  Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders.

The following table sets forth, as of June 18, 2014, the aggregate number and percentage of Shares that were beneficially owned by our directors and executive officers.  For each listed person, percentage ownership is calculated based on Shares outstanding as of June 18, 2014 plus, for that person only, any Shares underlying securities that are exercisable or convertible within 60 days of June 18, 2014.  To our knowledge, except as otherwise noted below, each person included in the table has sole voting and investment power with respect to all Shares shown as beneficially owned by such person, subject to community property laws, where applicable.  The last column of the table reflects percentage ownership of the Shares after giving effect to the Offer, assuming:

•	we purchase 1,392,757 Shares;

•	none of Pat Grady, Christopher Bishko, Sequoia Capital or Omidyar Network Fund LLC (the “Non-Participating Parties”) tender any Shares; and

•	each director or executive offer other than the Non-Participating Parties tenders all of such person or entity’s Shares and no other stockholder tenders any Shares, meaning we purchase the maximum number of such tendering person’s or entity’s Shares possible.

We have been advised that none of Pat Grady, Christopher Bishko, Sequoia Capital or Omidyar Network Fund LLC intend to tender any Shares. Each other director and executive officer may, in such director’s or executive officer’s sole discretion, tender Shares owned or controlled by them in the Offer.

Unless otherwise indicated below, the address of the persons listed is c/o Prosper Marketplace, Inc., 101 Second Street, 15th Floor, San Francisco, California 94105.

	Number of Shares Beneficially Owned			Percent Shares Beneficially Owned
Name and Address of Beneficial Owner	Outstanding Shares	Right to Acquire	Total Number	Before Offer	After Offer
Named Executive Officers and Directors
Rajeev Date	0	0	0	0.00%	0.00%
Pat Grady (1)	10,249,583	0	10,249,583	46.26%	49.36%
Christopher Bishko (2)	217,196	0	217,196	0.98%	1.05%
Stephan Vermut (3)	693,408	0	693,408	3.13%	0.00%
Aaron Vermut (4)	693,408	0	693,408	3.13%	0.00%
Ronald Suber (5)	693,408	0	693,408	3.13%	0.00%
David Golob	0	0	0	0.00%	0.00%
Nigel Morris (6)	129,430	0	129,430	0.58%	0.00%
All current directors and executive officers as a group	12,676,433	0	12,676,433	57.21%	54.34%
Omidyar Network Fund LLC (7)	217,196	0	217,196	0.98%	1.05%
Sequoia Capital (8)	10,249,583	0	10,249,583	46.26%	49.36%
Francisco Partners (9)	0	0	0	0.00%	0.00%
QED Investors (10)	129,430	0	129,430	0.58%	0.00%

(1)
Consists of 10,249,583 Shares held by Sequoia Capital through certain of its affiliates. Mr. Grady is a partner of Sequoia Capital and therefore may be deemed to share voting and investment power over these Shares. Mr. Grady disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein.

(2)
Consists of 217,196 Shares held by Omidyar Network Fund LLC (“Omidyar”). Mr. Bishko is an investment partner of Omidyar and therefore may be deemed to share voting and investment power over these shares. Mr. Bishko disclaims beneficial ownership with respect to the shares except to the extent of his pecuniary interest therein.

(3)
Consists of 693,408 Shares held by Stephan Vermut or his affiliate. Mr. Vermut is deemed to have voting and investment power over these shares. Mr. Vermut disclaims beneficial ownership with respect to the shares held by his affiliate except to the extent of his pecuniary interest therein.

(4)	Consists of 693,408 Shares held by Aaron Vermut.
(5)	Consists of 693,408 Shares held by Ronald Suber.
(6)	Consists of 129,430 Shares held by QED Investors, L.P. through certain of its affiliates. Mr. Morris is a managing partner of QED Investors, LP. and therefore may be deemed to share voting and investment power over these Shares. Mr. Morris disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein.
(7)	The address of Omidyar is 1991 Broadway Street, Suite 200, Redwood City, California 94063.
(8)	Represents 10,249,583 Shares held by Sequoia Capital through certain of its affiliates. Sequoia Capital is deemed to have voting and investment power over these shares. The address for Sequoia Capital is 300 Sand Hill Road, 4-250, Menlo Park, California 94025.
(9)	The address of Francisco Partners is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(10)	Consists of 129,430 Shares held by QED Investors, L.P. through certain of its affiliates. Mr. Morris is a managing partner of QED Investors, LP. and therefore may be deemed to share voting and investment power over these Shares. Mr. Morris disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein. The address of QED Investors, LP. is 311 Cameron Street, Alexandria, VA 22314.

Recent Securities Transactions.  Based on our records and information provided to us by our affiliates, directors, executive officers, associates and subsidiaries, neither we nor, to the best of our knowledge, any of our affiliates, directors, executive officers, associates or any director or executive officer of our subsidiaries, have effected any transactions in the Shares during the 60 days before the date of this offer to purchase.

Equity-Based Compensation.  We currently maintain the Prosper Marketplace, Inc. 2005 Stock Incentive Plan, as amended (the “2005 Plan”) pursuant to which Prosper may grant common stock and other equity awards to eligible persons.

The following table summarizes shares issuable under our equity compensation plans as of December 31, 2013.

	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights (1)		Weighted average exercise price of outstanding options, warrants and rights		Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:
Prosper Marketplace, Inc. 2005 Stock Incentive Plan, as amended	938,585		$0.20		5,414,052
All stockholder approved plans	938,585		$0.20		5,414,052
Equity compensation plans not approved by stockholders:
N/A	N/	A	N/	A	N/	A
All non-stockholder approved plans	N/	A	N/	A	N/	A
Total	938,585		$0.20		5,414,052

(1) The 2005 Stock Incentive Plan includes option issuances to employee, directors and certain consultants, advisors or vendors; however it does not include warrants granted to outside individuals, consultants, advisors and vendors.

Please see our periodic reports and proxy statements filed with the SEC for detailed descriptions of our equity incentive and stock purchase plans.  In addition, copies of these plans have been filed with the SEC.

Arrangements with Affiliates, Directors and Executive Officers.  We do not have any present or proposed material agreement, arrangement or relationship with our affiliates, directors or executive officers, except as described in this offer to purchase for cash, including the following arrangements:

•          The following table provides information regarding the compensation earned during the year ended December 31, 2013 by each person serving during the fiscal year ended December 31, 2013 as Prosper's principal executive officer or other executive officer, who we collectively refer to as Prosper’s “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation	Totals ($)

Dawn G. Lepore (2)	2013	$9,000	-	$5,000	-	$14,000
Chief Executive Officer

Stephan P. Vermut (3)	2013	284,000	-	185,000	-	469,000
Executive Chairman (previously Chief Executive Officer)

Ronald Suber (3)	2013	284,000	-	185,000		469,000
President (previously Head of Global Institutional Sales)

Aaron Vermut (3)	2013	225,000	-	185,000	-	410,000
Chief Executive Officer (previously President)

(1) Calculated in accordance with ASC 718 using the Black-Scholes model giving consideration to estimated forfeitures for outstanding options to purchase shares of Prosper’s common stock.  There were no forfeitures by the above named executive officers during 2013.  The key assumptions used in Prosper’s ASC 718 calculation are discussed in Note 2 of Prosper’s consolidated financial statements incorporated by reference into Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

(2) Ms. Lepore resigned as acting Chief Executive Officer and President on January 22, 2013. Ms. Lepore was granted 22,406 share option awards on March 15, 2012 with an exercise price of $1.70, which were subject to the terms and conditions of the 2005 Plan. Such option award terminated by its terms when Ms. Lepore did not exercise within three months of her resignation from Prosper. Ms. Lepore was granted 47,602 share nonstatutory option awards on August 5, 2013 with an exercise price of $0.10, which were subject to the terms and conditions of the 2005 Plan. Such option award terminated by its terms when Ms. Lepore did not exercise within ninety days from the date of grant.

(3) Messrs. Stephan Vermut, Ronald Suber and Aaron Vermut were each granted 1,849,089 share option awards on August 20, 2013 with an exercise price of $0.10, which are subject to the terms and conditions of the 2005 Plan. Messrs. Stephan Vermut, Ronald Suber and Aaron Vermut have been serving in their current roles since March 10, 2014 and served in their previous roles prior to that date.

•                   In addition to the above, Messrs. Stephan Vermut, Ronald Suber and Aaron Vermut were each granted 588,122 share option awards on January 28, 2014 with an exercise price of $0.57, which are subject to the terms and conditions of the 2005 Plan.  Xiaopei “Macy” Lee was granted 318,828 share option awards on April 8, 2014 with an exercise price of $0.57, which are subject to the terms and conditions of the 2005 Plan.

•                  The options granted to Ms. Lepore in March 2012 vested as follows: (i) 50% vested immediately upon grant, (ii) approximately 16.67% vested upon the completion of four months of employment, (iii) approximately 16.67% vested upon the completion of five months of employment, and (iv) approximately 16.67% vested upon the completion of six months of employment. The options granted to Ms. Lepore in August 2013 were fully vested upon grant. The options granted to Mr. Stephan Vermut, Mr. Suber and Mr. Aaron Vermut in 2013 vest over multiple years, but will vest immediately upon a change in control.  The options granted to Mr. Stephan Vermut, Mr. Suber and Mr. Aaron Vermut in 2014 vest, if at all, on December 31, 2014, subject to certain performance criteria, but will vest immediately upon a change in control prior to December 31, 2014.

•                  All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code, as amended. All equity awards to our employees and directors were granted at no less than the fair market value of our common stock on the date of each award. In the absence of a public trading market for our common stock, our board of directors has determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development efforts, financial status and market conditions.

•                    Options may be granted to outside directors in accordance with the policies established from time to time by the administrator of the 2005 Plan, specifying the number of shares, if any, to be subject to each award and the time(s) at which such awards shall be granted.  All options granted to outside directors shall be NSOs and, except as otherwise provided, shall be subject to the terms and conditions of the 2005 Plan.  Mr. Rajeev Date was granted 75,000 share option awards on August 20, 2013 with an exercise price of $0.10, which are subject to the terms and conditions of the 2005 Plan.

•                    We have entered and will enter into indemnification agreements with our directors and officers providing for indemnification of each director and officer against any and all claims and liabilities to which he or she may be or become subject by reason of his or her position with us.  Our directors and officers will also be indemnified and reimbursed against and for any and all legal and other expenses reasonably incurred by him or her in connection with any such claims and liabilities. Indemnification is dependent in each instance on the director or officer meeting the standards of conduct set forth in the indemnification agreements.

•                    See Section 10 for a description of the relationship between Prosper and Prosper Funding, and the contractual arrangements between the two parties.

•                   Since our inception, we have engaged in various transactions with our directors, executive officers and holders of more than 5% of our voting securities, and immediate family members and other affiliates of our directors, executive officers and 5% stockholders.  Since January 1, 2013, we have engaged in the following financial transactions with an aggregate value of greater than $120,000 with our directors, executive officers and holders of more than 5% of our voting securities and other affiliates of our directors and executive officers.  We believe that all of these transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

•                   On January 22, 2013, Prosper and Prosper Funding entered into an Asset Transfer Agreement (the “Asset Transfer Agreement”) pursuant to which Prosper, effective February 1, 2013 (i) transferred the peer-to-peer online credit platform (the “platform”) and substantially all of Prosper’s assets and rights related to the operation of the platform to Prosper Funding, and (ii) made a capital contribution to Prosper Funding in excess of $3,000,000. Under the Asset Transfer Agreement, Prosper also transferred substantially all of its remaining assets to Prosper Funding.

•                    Prosper’s executive officers, directors and 5% stockholders have bid on and purchased PMI Notes, Prosper Funding Notes and PMI Borrower Loans originated through the platform from time to time in the past. As of December 31, 2013, these parties had purchased $5,989,000 of PMI Notes, Prosper Funding Notes and PMI Borrower Loans through the platform. The Prosper Funding Notes, PMI Notes and PMI Borrower Loans were obtained on terms and conditions that were not more favorable than those obtained by other lender members. In addition, from time to time, Prosper funded portions of qualified loan requests and held any Prosper Funding Notes and PMI Notes it purchased as a result of such funding for its own account. As of December 31, 2013, we had purchased Prosper Funding Notes and PMI Notes for investments in the aggregate amount of approximately $274,000. Consumer loans originated through the platform prior to February 1, 2013 are referred to as “PMI Borrower Loans” and borrower payment dependent notes issued and sold by Prosper prior to February 1, 2013 are referred to as “PMI Notes”. Borrower loans originated through the platform on or after February 1, 2013 are referred to as “Prosper Funding Borrower Loans” and borrower payment dependent notes issued and sold by Prosper Funding on or after February 1, 2013 are referred to as “Prosper Funding Notes”.

•                    On January 14, 2013, we entered into a Stock Purchase Agreement with certain new investors and certain existing investors (each a “Series A Share Purchaser” and, collectively, the “Series A Share Purchasers”), pursuant to which we issued and sold to such Series A Share Purchasers (directly or through certain of their affiliates) an aggregate of 13,868,152 shares of our Series A Preferred Stock for an aggregate consideration of $20,000,000. The Series A Share Purchasers included, without limitation, Stephan Vermut, Ronald Suber, James Breyer, Aaron Vermut, Accel Partners, Agilus Ventures, Benchmark Capital Partners, Crosslink Capital, DAG Ventures, Draper Fisher Jurvetson, IDG Capital Partners, Meritech Capital Partners and Sequoia Capital, and/or affiliates of each of the foregoing.

•                    On September 23, 2013, we entered into a Stock Purchase Agreement with certain new investors and certain existing investors (each, a “Series B Share Purchaser” and, collectively, the “Series B Share Purchasers”), pursuant to which, we issued and sold to such Series B Share Purchasers (either directly or through certain of their respective affiliates) 8,288,734 shares of our Series B Preferred Stock for an aggregate purchase price of $25,000,000 net of issuance costs. The Series B Share Purchasers included, without limitation, Omidyar Network, Draper Fisher Jurvetson, IDG Capital Partner, Accel Partners, BlackRock, Garrison and Sequoia Capital, and/or affiliates of each of the foregoing.

•                    On May 1, 2014, we entered into a Stock Purchase Agreement with several investors (each, a “Series C Share Purchaser” and, collectively, the “Series C Share Purchasers”), pursuant to which we agreed to issue and sell to such Series C Share Purchasers 4,880,954 shares of our Series C Preferred Stock for an aggregate purchase price of $70,000,000.  Prior to entering into such Stock Purchase Agreement, there was no material relationship between us and any of the Series C Share Purchasers, except that Rajeev Date, a member of our Board of Directors, is the managing partner of FS Venture Capital LLC. The Series C Share Purchasers also included, without limitation, Francisco Partners and/or its affiliates.

Please see our periodic and current reports and proxy statements filed with the SEC for detailed descriptions of the arrangements disclosed above.

12.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act.

There is no established trading market for the Shares; thus, our purchase of Shares pursuant to the Offer will not have an effect on the market for Shares, since one does not presently exist.

13.	Legal Matters; Regulatory Approvals.

Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Shares by us as contemplated by the Offer.  Should any approval or other action be required, we presently contemplate that we will seek that approval or other action.  We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered under the Offer pending the outcome of any such matter.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.  Our obligations under the Offer to accept for payment and pay for Shares is subject to various conditions.  See Section 7.

14.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences relevant to the Offer.  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only stockholders who hold their Shares as capital assets for U.S. federal income tax purposes.  This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, and persons who acquired their Shares through the exercise of employee stock options or otherwise as compensation).  This discussion does not address any state, local or foreign tax consequences of participating in the Offer, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

As used herein, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.  As used herein, a “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our Shares should consult their tax advisors.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer. The gross proceeds received in the Offer by a Non-U.S. Holder will be subject to withholding of federal income tax at a rate of 30% except in the circumstances described in Section 3 and below. Non-U.S. Holders should also see Section 3 for a discussion of the potential for obtaining a refund of all or a portion of any tax withheld.

All stockholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Offer in light of their specific circumstances.

A sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  A U.S. Holder who participates in the Offer will, depending on such U.S. Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from us with respect to our stock.

Sale or Exchange Treatment.  Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on a sale of Shares to us for cash pursuant to the offer if the sale:

•	results in a “complete termination” of such U.S. Holder’s ownership of stock in us;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In applying each of the Section 302 tests described above, a U.S. Holder must take account of Shares that such U.S. Holder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Holder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Holder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Holders should consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.

A sale of Shares pursuant to the Offer will result in a “complete termination” if either (i) the U.S. Holder owns none of our shares, either actually or constructively, after the Shares are sold pursuant to the Offer, or (ii) the U.S. Holder does not actually own any of our shares immediately after the sale of Shares pursuant to the Offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares.  U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of Shares pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to a U.S. Holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the shares actually and constructively owned by such U.S. Holder immediately before the sale.  If a sale of Shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us.  A sale of Shares that actually reduces the percentage of our outstanding Shares owned, actually or constructively, by such Holder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor if that U.S. Holder does not exercise any control over or participate in the management of our corporate affairs.  Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

U.S. Holders should also be aware that the manner in which we will select the Shares to be repurchased pursuant to the Offer may affect whether the sale of the tendered Shares will meet any of the Section 302 tests.  U.S. Holders should consult their tax advisors regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.  See Section 6 for information regarding the option to make a conditional tender of a minimum number of Shares.  In addition, substantially contemporaneous dispositions or acquisitions of shares by a U.S. Holder or a related person that are part of a plan viewed as an integrated transaction with the Offer may be taken into account in determining whether any of the Section 302 tests described above are satisfied.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged.  Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.  Gain or loss must be determined separately for each block of shares. Specified limitations apply to the deductibility of capital losses by U.S. Holders.

Distribution Treatment.  If a U.S. Holder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution in excess of our current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent, generally, of the U.S. Holder’s basis in the Shares surrendered.  If the portion not treated as a dividend exceeds the U.S. Holder’s basis in the Shares surrendered, any such excess will be treated as capital gain from the sale or exchange of the surrendered Shares.  Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange.

Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as a dividend.  Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Shares exchanged.  To the extent that a purchase of a U.S. Holder’s Shares by us in the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased Shares will be added to any shares retained by the U.S. Holder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Holder, (i) it may be eligible for a dividends-received deduction, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

See Section 3 with respect to the application of U.S. federal tax withholding and backup withholding tax to payments made pursuant to the Offer.

We strongly urge you to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of any federal, state, local and foreign tax laws.

15.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the stockholders and making a public announcement of the extension.  We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the stockholders and making a public announcement of termination or postponement.  Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of an Offer.  Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer.  We may amend the Offer at any time and from time to time by public announcement, which announcement, in the case of an extension, will be issued no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date.  We will disseminate promptly to stockholders any public announcement made under the Offer in writing and in a manner reasonably designed to inform stockholders of the change.  Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through PR Newswire or another comparable news service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the SEC provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.  If we undertake any of the following actions:

•	increase or decrease the price to be paid for the Shares,

•	increase the number of Shares being sought in the Offer, and such increase exceeds 2% of the outstanding Shares (or 443,137 Shares), or

•	decrease the number of Shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that we first publish, send or give notice of any such increase or decrease, we will extend the offer until the expiration of ten (10) business days from such date.

16.	Fees and Expenses.

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares under the Offer. No broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of the Offer.  We will pay, or cause to be paid, any stock transfer taxes on our purchase of Shares, except as otherwise provided in this offer to purchase for cash and in Instruction 9 of the related letter of transmittal.

17.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law.  If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law.  If, after such good faith effort, we cannot comply with the applicable law, then pursuant to Rule 13e-4(f)(9)(ii) we will not make the Offer to the holders of Shares residing in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Offer Statement on Schedule TO, which contains additional information with respect to the Offer.  The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer.  We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase for cash or the related letter of transmittal.  If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

The letter of transmittal and stock certificates and any other required documents should be sent or delivered by each stockholder to us at the address set forth below.

Prosper Marketplace, Inc.
101 Second Street
15th Floor
San Francisco, California 94105
Telephone: (415) 593-5433
c/o Sachin Adarkar
Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase for cash, the letter of transmittal or the notice of guaranteed delivery to us at the telephone number or address set forth above.  Please contact us to confirm delivery of Shares.